

July 26, 2010

Paul Sedlack
Graham Capital Management, L.P.
40 Highland Avenue
Rowayton, CT 06853

> **Re: Graham Alternative Investment Fund I LLC**
> **Amendment No. 1 to Form 10**
> **Filed June 24, 2010**
> **File No. 000-53965**

Dear Mr. Sedlack:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Your response to comment four in our letter dated May 28, 1010 has been referred to the Division of Investment Management and is currently still under review.

2.   We note your response to comment six in our letter dated May 28, 2010 but are reissuing the comment in part. Throughout the registration statement you refer to relationships with various third parties, such as JPMorgan Chase Bank N.A. and Bank of America, N.A. Please include these agreements as exhibits to the registration statement. Please see Item 601(b)(10) of Regulation S-K.

3.   We note your response to comment seven in our letter dated May 28, 2010 but are reissuing the comment. We also note your statement in the response letter that the Disclosure Document does not provide disclosure concerning the individual master funds in which each Portfolio invests, or the various trading programs used by each master fund and that given the wide range of trading strategies and programs used by

Paul Sedlack
Graham Capital Management, L.P.
July 26, 2010
Page 2

the Manager, you do not believe that additional disclosure about the nature of the trading programs used by the Manager would provide any meaningful assistance to investors. We believe, however, that information about the master funds you have recently invested in provides material information to investors regarding you and your strategies. Please identify the different master funds you have invested in over the past two years, the focus of each master fund, who manages each of those funds and why those particular funds were selected. Disclose the portion of your assets in each such master fund as of the end the last two fiscal years.

Item 1. Business

General Development of Business, page 1

4.   We note your added disclosure that the Fund is not required to provide prior, or any, notice to investors regarding additions or deletions of trading programs. Please advise us if such updates and modifications to your trading programs will be disclosed in your annual report to shareholders on Form 10-K pursuant to Items 101 and 303 of Regulation S-K. We may have further comment.

5.   We note your response to comment 10 in our letter dated May 28, 2010 and your revised disclosure that the fund will terminate on any date that the Manager elects to dissolve the fund. Please revise your disclosure to clarify if the Manager can dissolve the fund in its sole discretion. Please consider adding a risk factor to highlight to investors that the Manager has sole discretion to dissolve the fund.

(iii) The Trading Program, page 3

6.   We note your response to comment 13 in our letter dated May 28, 2010 but are reissuing the comment as we are unable to locate where in the Form 10 this change was made. Please disclose the current leverage of the Fund and the maximum possible leverage of the Fund.

Discretionary Trading Program, page 5

7.   We note your added disclosure regarding drawdown limits but this concept still is unclear. Please revise to clearly explain this concept.

Systematic Trading Program, page 7

8.   We note your response to comment 20 in our letter dated May 28, 2010 but are reissuing the comment as we believe that this disclosure would be helpful to investors. We note that the Manager may employ discretion in certain aspects of its systematic trading program. Please provide some specific examples, if any, where the Manager has employed such discretion in the past and its effect on the Fund.

9.   We note your response to comment 21 in our letter dated May 28, 2010 and your added disclosure. Please revise to clarify the degree of risk and volatility that is consistent with the Fund's profile.

Incentive Allocation, page 11

10.   Please provide additional disclosure explaining the concept of "high water marks"
        and "loss carryforwards" as these concepts relate to the calculation and payment of
        the quarterly Incentive Allocation.

Conflicts of Interest, page 15

11.   We note your response to comment 27 in our letter dated May 28, 2010 and reissue
        that comment in part. Please describe the Manager's process for resolving conflicts
        and allocating assets to the various funds. Please disclose any recent conflicts and
        how they were resolved.

Regulation, page 17

12.   We note your response to comment 29 in our letter dated May 28, 2010 but are
        reissuing the comment in part as we are unable to locate where in the Form 10
        changes were made regarding pending legislation. Please describe any pending
        legislation that could limit trading by speculators in futures markets and any other
        potentially adverse regulatory initiatives that could develop suddenly and without
        notice. Discuss how such limits would impact your trading strategy. Please expand
        any related risks in the Risk Factors section accordingly.

Item 2. Financial Information, page 18

13.   We note your response to comment 31 in our letter dated May 28, 2010 but are
        reissuing the comment. Your MD&A still does not discuss the causes for material
        changes from year to year in line items of the financial statements. Item 303 of
        Regulation S-K requires the MD&A to include a discussion of the causes for the
        changes. In addition, this discussion should include analysis as required by our
        MD&A Release No. 33-8350; 34-48960; FR-72 (December 19, 2003). In that
        release, we explained that, "MD&A requires . . . an 'analysis' of known material
        trends, events, demands, commitments and uncertainties. MD&A should not be
        merely a restatement of financial statement information in a narrative form . . . . A
        thorough analysis often will involve discussing both the intermediate effects of those
        matters and the reasons underlying those intermediate effects."

14.   We note your response to comment 32 in our letter dated May 28, 2010 but are
        reissuing the comment in part. Please disclose the allocation by sector of your total
        fund assets as of the end of the last two fiscal years.

15.   We note your response to comment 34 in our letter dated May 28, 2010 but are
        reissuing the comment as we are unable to locate where in the Form 10 this change
        was made. We note your disclosure that daily reporting of Value-at-Risk (VaR)
        enables the risk management team and the Investment Committee to observe the
        strategy's adherence to its investment profile as well as market exposure. Please
        consider providing disclosure of VaR throughout the year based on your investment

types for the last two fiscal years on a weighted average basis, or tell us why you believe this additional disclosure would not be useful to investors.

Liquidity, page 20

16.   Please disclose whether or not through March 31, 2010, the Fund experienced any margin calls. If so, please describe the circumstances surrounding such margin calls.

Item 5. Directors and Executive Officers, page 28

17.   We note your response to comment 38 in our letter dated May 28, 2010 in which you state that you do not believe Items 401 and 403 of Regulation S-K apply to the executive officers of the Manager. Please either provide us a more detailed explanation of why you do not believe Items 401 and 403 of Regulation S-K apply to the executive officers of the Manager or, alternatively, please revise to provide the disclosure required by Items 401 and 403 of Regulation S-K for the executive officers and directors of the Manager. Please refer to the definitions of "director" and "executive officer" in Rule 405 of the Securities Act.

Item 11. Description of Registrant's Securities to be Registered, page 26

18.   We note your response to comment 40 in our letter dated May 28, 2010 but are reissuing the comment in part as we are unable to locate where in the Form 10 changes were made regarding certain information related to redemption requests. Please disclose the amount of redemption requests received, the amount of redemption requests fulfilled and the amount of redemption requests that went unfulfilled. Please also disclose the average price of units redeemed.

Financial Statements, Years Ended December 31, 2009 and 2008

Graham Alternative Investment Fund I LLC

Statements of Operations, page A-3

19.   We note your response to comment 41 in our letter dated May 28, 2010. It appears that ASC 946-225-45-9 addresses class specific expenses but does not address the presentation of class specific revenues or a class specific net income amount. Your presentation of the statements of operations of the Fund does not appear to comply with Rule 5-03 of Regulation S-X and it appears that you have presented non-GAAP financial measures that do not appear to comply with Item 10(e) of Regulation S-K. Please amend.

Graham Alternative Investment Trading LLC

Condensed Schedule of Investments as of December 31, 2009, pages A-22 to A-29

20.   We note your response to comment 45 in our letter dated May 28, 2010 and that your Condensed schedule of investments for each Master Fund provides a complete

schedule of the investments for each Master Fund as opposed to a pro-rata presentation of each item. Please revise your financial statements to present your condensed schedule of investments for each Master Fund within Note 3. Investments in Master Funds. In addition, revise the information presented in your condensed schedule of investments for each Master Fund which would allow the reader to easily reconcile to the information currently presented on page A-50. Lastly, please ensure similar changes are made to your disclosures for the investments in Graham Cash Assets LLC and Graham Cash Assets II LLC.

3. Investments in Master Funds, page A-49

21.   We note your response to comment 46 in our letter dated May 28, 2010. Please address the following:

a.   Given your ownership percentages of the Master Funds, Graham Cash Assets LLC and Graham Cash Assets II LLC, please reconcile the net income information presented in each of the respective footnotes to the amount presented with the Statements of Operations and Managing Member Allocation.

b.   Management's tabular disclosure on page A-58 detailing "gains and losses on all financial instruments held by the Master Funds reported in net income on investments" appears to only provide information for the period ended December 31, 2009. Please provide similar information for the period ended December 31, 2008. In addition, please disclose how the total amount presented reconciles to the information present on page A-50.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip at (202) 551-3573 or Kevin Woody, Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Phil Rothenberg at (202) 551-3466 or me at (202) 551-3655 with any other questions.

Sincerely,

Sonia Barros
Special Counsel